United States securities and exchange commission logo





                              October 7, 2021

       XuYe Wu
       Chief Executive Officer
       Quality Online Education Group Inc.
       #306- 650 Highway 7 East Richmond Hill
       ONT L4B2N7, Canada

                                                        Re: Quality Online
Education Group Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 17,
2021
                                                            File No. 024-11644

       Dear Mr. Wu:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Offering Circular Cover Page, page i

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with having the majority of the
company   s operations in China. Your disclosure should make clear
                                                        whether these risks
could result in a material change in your operations and/or the value of your common stock or
could significantly limit or completely hinder your ability to offer or continue to offer
securities to investors and cause the value of such securities to significantly decline
or be worthless. Your disclosure should address how recent
                                                        statements and
regulatory actions by China   s government, such as those related to the use
                                                        of variable interest
entities and data security or anti-monopoly concerns, has or may
                                                        impact the company   s
ability to conduct its business, accept foreign investments, or list on a foreign exchange.
Your offering summary should address, but not necessarily be limited to, the risks
highlighted on the offering circular cover page.
 XuYe Wu
FirstName  LastNameXuYe   Wu Inc.
Quality Online Education Group
Comapany
October    NameQuality Online Education Group Inc.
        7, 2021
October
Page 2 7, 2021 Page 2
FirstName LastName
Summary, page 1

2.       Please add a summary of risk factors to your Offering Circular.
3. Disclose the extent which your operating subsidiary in China impacts your company's overall operations and whether your revenues to date have been derived exclusively from customers in China. In your summary of risk factors, disclose the risks that your corporate
         structure and being based in or having the majority of the company   s
operations in China,
         if true, poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the offering circular. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
         China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. We note your disclosure starting on page 8. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under any agreements with your Chinese subsidiary. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under any agreements.
6. We note your disclosure on page 19. We also note the recent issuance of the Opinions on
         Further Alleviating the Burden of Homework and After-School Tutoring for Students in
         Compulsory Education, issued by the General Office of the CPC Central Committee and
 XuYe Wu
FirstName  LastNameXuYe   Wu Inc.
Quality Online Education Group
Comapany
October    NameQuality Online Education Group Inc.
        7, 2021
October
Page 3 7, 2021 Page 3
FirstName LastName
         the General Office of the State Council. The Opinion appears to contain various requirements and restrictions related to after school tutoring services, including registration as non-profit, prohibition on foreign ownership, prohibition for listed companies on raising capital to invest in businesses that teach academic subjects in compulsory education, limitations as to when tutoring services on academic subjects may be provided and new fee standards. Disclose the applicability of this Opinion to you and your business and how and when you expect to comply. Also, provide relevant risk factor disclosure as applicable.
Risk Factors, page 20

7.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
9.       We note you disclose that you    intend to make acquisitions or equity
investments in
         additional businesses that complement our existing business.    Please
provide risk factor
         disclosure regarding the complex procedures for acquisitions of Chinese companies by
         foreign investors mandated by the PRC   s Regulations on Mergers and
Acquisitions of
         Domestic Enterprises by Foreign Investors, and how they could make it more difficult for you to pursue growth through acquisitions in China.
Index to Consolidated Financial Statements, page F-1

10. Please revise your interim financial statements to include comparable prior year and prior quarter information for the interim period presented. Refer to Rule 8-03 of Regulation S-
         X.
General

11. Please revise the offering to comply with Rule 251(a)(3) of Regulation A, which restricts the selling security holder component of a company's initial offering and any subsequent offering in the following 12 months to 30% of the aggregate offering price, or tell us why you believe the offering complies with the rule.
 XuYe Wu
Quality Online Education Group Inc.
October 7, 2021
Page 4
12. Please advise us as to your reporting status under Section 13(a) of the Exchange Act. In this regard, your disclosure in your offering circular as well as the quarterly reports on
         Form 10-Q filed on May 3, 2021 suggest that you believe you are subject to the reporting obligations under the Exchange Act, however, you filed a Form 15-12G on July 14, 2015, which appears to have terminated your reporting obligations.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Jacqueline Kaufman at 202-551-3797 or Mara Ransom at 202-551-3264
with any other questions.



FirstName LastNameXuYe Wu                                     Sincerely,
Comapany NameQuality Online Education Group Inc.
                                                              Division of
Corporation Finance
October 7, 2021 Page 4                                        Office of Trade &
Services
FirstName LastName